Filed on October 7, 2021

File No. 812-_____

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of the Application of

Crédit Agricole Corporate and Investment Bank New York Branch

APPLICATION FOR AN ORDER PURSUANT TO

SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

EXEMPTING THE APPLICANT NAMED ABOVE,

TO THE EXTENT NECESSARY, FROM THE PROVISIONS

OF SECTION 18(f)(1) OF THE ACT.

Communications, Notice and Order to:

Robert M. Kurucza, Esq.

Greg B. Cioffi, Esq.

Jeffrey M. Berman, Esq.

Jessica D. Cohn, Esq.

Seward & Kissel LLP

901 K Street, NW

Washington, D.C. 20001

(202) 737-8833

With a copy to:

Michael Guarda

Managing Director

Crédit Agricole Corporate and Investment Bank New York Branch

1301 Avenue of the Americas

New York, New York 10019

Page 1 of 40 pages (including exhibits).

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

*********************************** In the Matter of the Application of: Crédit Agricole Corporate and Investment Bank New York Branch File No. 812-_____ ***********************************	* * * * * * * * * * * * *	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING APPLICANT TO THE EXTENT NECESSARY FROM SECTION 18(f)(1) OF THE ACT.

The Applicant, Crédit Agricole Corporate and Investment Bank New York Branch (the “Applicant”), on behalf of itself and any registered open-end management investment company or series thereof that may participate from time to time as a borrower (each, a “Borrowing Fund”) in a loan facility (each, a “Loan Facility”) described below, seeks an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Section 18(f)(1) of the Act solely to the extent necessary to allow a Borrowing Fund to borrow from a Conduit (as defined below) that is not a “bank,” as such term is defined in the Act.

I.	BACKGROUND
A.	Description of the Applicant and Other Participants in a Loan Facility
1.	The Applicant

The Applicant is a branch, licensed under the laws of the State of New York, of Crédit Agricole Corporate and Investment Bank, a banking corporation organized and existing under the laws of the Republic of France (“CACIB” or the “Bank”). The Applicant operates pursuant to a license granted by the New York Department of Financial Services (“DFS”), and it is supervised by the Board of Governors of the Federal Reserve System (“Board”), as well as by the DFS. As a branch of a foreign banking organization in the U.S., the Applicant is regulated by the Board with respect to, among other things, filing reports of financial condition, undergoing regulatory examinations, and maintaining policies and procedures to comply with applicable banking laws.

The Bank is approximately 97.77% owned (directly or indirectly) by Crédit Agricole S.A. (“CASA”), a foreign bank treated as a bank holding company which is a leading financial partner of the French economy and one of the largest retail banks in Europe. As of December 31, 2020, CASA had consolidated total assets, deposits, and shareholders’ equity - group share of €1,961.1 billion, €984.3 billion, and €65.2 billion, respectively. As of December 31, 2020, the Bank had consolidated total assets that represented approximately 30% of CASA’s consolidated total assets.

The Bank and the Applicant offer clients a wide range of capital markets, investment banking, structured finance and corporate banking products and services. Their main activities are financing, capital markets, investment banking and wealth management. The Bank and the Applicant provide these products and services to its clients in countries in the Americas, Europe, the Asia Pacific region, the Middle East and Africa. As a global financial and investment services provider, the Bank is subject to supervision and control by financial and banking sector regulatory authorities in Europe and in France by the European Central Bank (ECB), the Autorité de Contrôle Prudentiel et de Résolution (ACPR) and the Autorité des Marchés Financiers (AMF). Crédit Agricole Securities (USA) Inc., a subsidiary of the Bank, is registered with the Commission as a broker-dealer and is a member of, and regulated by, FINRA (“CA Securities”).

In addition to other products and services provided by the Bank and the Applicant, the Applicant has particular expertise and extensive experience as an administrator of asset-backed commercial paper programs (“Conduit Programs”), having administered U.S. commercial paper programs established for a number of limited purpose securitization entities since 1993, including two currently operating U.S. Conduit Programs administered by the Applicant.1 As of December 31, 2020, the Applicant administered U.S. Conduit Programs with assets of approximately $9 billion. The Applicant performs the administrative functions for the U.S. Conduit Programs.

The Applicant has extensive expertise relating to a broad range of asset classes, including trade receivables, auto loans and leases, wireless handset receivables, dealer floorplan, equipment loans and leases, commercial loans and other financial assets (the “Financial Assets”). The Applicant has closed and currently funded over 72 transactions for the U.S. Conduit Programs, representing approximately $15 billion in commitments as of December 31, 2020. The Applicant’s financing solutions include securitized revolving facilities and funding programs to access the commercial paper, term, and private investor markets. The Applicant intends to market the proposed Loan Facilities to a select group of registered open-end management investment companies, as part of its overall business strategy to offer a broad range of customized financing solutions to current and prospective clients of the Applicant.

2.	Conduit Programs

Each U.S. Conduit is an Applicant-sponsored traditional multi-seller Conduit Program (a “Conduit, and collectively, the “Conduits”), including the current U.S. Conduit Programs Atlantic Asset Securitization LLC (“Atlantic”) and La Fayette Asset Securitization LLC (“La Fayette”), issues commercial paper to finance the purchase of Financial Assets, and, as described below, utilizes “fully-supported” liquidity facilities covering 100% of the liquidity and credit risk in the Conduits. The fully-supported liquidity facilities are currently provided by the Bank, but also may be provided by other highly-rated financial institutions that are “banks” within the meaning of Section 2(a)(5) of the Act (“Liquidity Providers”) in connection with each Loan Facility. The U.S. Conduits are consolidated on the balance sheet of the Applicant under IFRS Accounting Standards.

Atlantic was formed in Delaware in 1993. All of the membership interests in Atlantic are owned by Atlantic Member Inc., which is wholly owned by 48 Wall St. Holdco Services, Inc.,

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[1]	This Application is intended to cover all U.S. current and future Conduit Programs sponsored or administered by the Applicant, that comply with the proposed conditions to the requested relief included in this Application.

which in turn is wholly owned by an individual unaffiliated with the Applicant or any of its affiliates or subsidiaries. The owners of such membership interests have rights that are generally associated with the holders of membership interests in similar companies and have limited responsibility with respect to the administration of Atlantic. La Fayette was formed in New York in 2016 using the Atlantic program documents for the purpose of financing excess 10% obligor concentrations under Rule 2a-7. All of the membership interests in La Fayette are owned by La Fayette Securitization Member Inc., which is wholly owned by GSS Holdings, Inc., which in turn is owned in equal shares by three individuals unaffiliated with the Applicant or any of its affiliates or subsidiaries. As is the case with respect to Atlantic, the owners of such membership interests have rights that are generally associated with the holders of membership interests in similar companies and have limited responsibility with respect to the administration of La Fayette. The U.S. Conduits can issue commercial paper with maturities of up to 395 days (or, in the case of any puttable notes and/or puttable/callable notes, nine months) from the date of issue (the “Promissory Notes”) to fund purchases of, and loans secured by, various types of Financial Assets.2

The U.S. Conduits generally provide financing for Financial Assets originated by customers of the Applicant and its affiliates as sellers of those assets to the U.S. Conduits (each, a “Seller”) or legal entities deemed to be borrowers in structured financings (each, a “Borrower”). The assets purchased by the U.S. Conduits include Financial Assets and securities backed by Financial Assets. Some transactions are structured as loans to Sellers or Borrowers secured by the assets being financed; or as agreements to acquire beneficial interests derived from future cash flows from the Financial Assets.

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[2]	Each Conduit’s agreement to make purchases and/or secured loans to a customer is contingent upon the availability of the related liquidity facility. If a liquidity facility becomes unavailable, then the Conduit’s agreement automatically will terminate. For example, a receivables purchase agreement may be for a term of five years, but the related liquidity facility may be for a term of only 364 days. If the liquidity facility is not renewed or replaced, the liquidity facility and the Conduit’s obligations under the purchase agreement will terminate at the same time. The Conduit’s funding is therefore “uncommitted” because it is the Liquidity Provider’s commitment, not the Conduit’s, that determines the extent of the funding actually made available.

Each U.S. Conduit purchases Financial Assets from, and makes secured loans to, a broad range of Sellers and Borrowers in a variety of industries. Asset purchases of the Conduits are generally concentrated in more traditional asset types, such as auto loans and leases, and trade receivables. However, the Conduits are generally not limited to purchasing any particular type of Financial Asset, as long as the Financial Assets generally conform to the terms of the Conduit credit and investment policy (the “Credit and Investment Policy”) applicable to each Conduit.

As of December 31, 2020, the U.S. Conduits’ aggregate purchase commitments totaled approximately $15 billion and the aggregate outstanding loans and other assets of the Conduits ranged from $9 billion to $10 billion during 2020. 3 As of December 31, 2020, the European and Brazilian Conduit Programs’ aggregate purchase commitments totaled approximately €21 billion and R$ 0.6 billion, respectively, and the aggregate outstanding loans and other assets of the European and Brazilian Conduit Programs totaled approximately €16 billion and R$ 0.5 billion, respectively. The European Conduit Program issues a significant part of its asset-backed commercial paper in the U.S. The Applicant, in its role as sole administrator (the “Administrator”), originates, qualifies, and structures transactions, negotiates agreements and administers each U.S. Conduit Program in accordance with its Credit and Investment Policy. The Administrator is also responsible for monitoring and conducting periodic audits of the asset pools, coordinating the maturities of the U.S. Conduit’s liabilities, administering the flow of funds between the U.S. Conduit and its counterparties, and ensuring compliance with asset and liability management.

The Administrator performs an analysis of the market opportunity for each asset class that it identifies as a potential area for investment, and reviews new Financial Assets to purchase within

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[3]	The Conduits’ purchase and loan commitments represent the amount of funding that the Conduits and Liquidity Providers have agreed to provide to their customers under the terms of the purchase or loan agreements with them and the related liquidity facilities. Purchase and loan commitments generally stay constant unless the related purchase or loan agreements are amended or terminated. However, the Conduits’ customers do not always call upon all of the purchase or loan commitments made to them by the Conduit; for example, a customer may lack collateral or need less funding than is available under its commitment. Therefore, the outstanding loans and other assets of each Conduit vary day-to-day, depending on the assets (i.e., collateral) and financing needs of its customers. Due to this variability, the Applicant believes that purchase and loan commitments (including the commitments of the Liquidity Providers given the uncommitted nature of the Conduits) are a more meaningful measure of the Conduits’ size.

established asset classes. Such analyses include the overall size of the potential market, credit risks inherent in the asset class, and competitive advantages the Administrator would have in working with prospective Sellers in the asset class. The Administrator evaluates potential Sellers based on origination and servicing capabilities, financial viability, and strategic and competitive position within their markets.

The U.S. Conduits do not currently make loans to registered open-end management investment companies. However, as the Applicant continues to expand and diversify its conduit-related business, it has identified registered open-end management investment companies that intend to utilize leverage as a compelling business opportunity in which it can effectively compete on a national scale by utilizing its structuring and management expertise and providing a competitive financing alternative for such investment companies.

The Conduits finance their purchase of asset pools primarily through the issuance of Promissory Notes. The asset pools are purchased by the Conduits under arrangements designed to provide a return adequate to pay interest on the Promissory Notes on a pass-through basis, as well as certain program and structuring fees payable to the Conduits. Liquidity support is provided by the Bank, and may be provided by affiliated banks, entering into a Liquidity Agreement (as defined below) on an asset-specific basis, or by other qualifying Liquidity Providers. Each U.S. Conduit’s principal liquidity facilities are in the form of backup liquidity asset purchase agreements or liquidity loan agreements. Each of these facilities (each, a “Liquidity Agreement”) is arranged for the corresponding Financial Assets at the time of their initial acquisition or financing.

None of the U.S. Conduits are, or will be, required to register as an “investment company” within the meaning of the Act by virtue of the exemptions from registration provided in Sections 3(c)(1), 3(c)(5) or 3(c)(7) of the Act, or pursuant to Rule 3a-7 thereunder. The Promissory Notes have not been registered for offer or sale under the Securities Act of 1933, as amended (the “Securities Act”), and sales of the Promissory Notes may be made only to institutional “accredited investors” as defined in Rule 501(a) of Regulation D under the Securities Act or to “qualified institutional buyers” as defined in Rule 144A under the Securities Act. These investors are primarily money market funds, separately managed accounts, securities lenders, asset managers, municipalities, corporations, banks, and insurance companies. The Promissory Notes are currently rated “A-1”, “P-1” and “F1” by S&P Global Ratings (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”) and Fitch Ratings (“Fitch”), respectively. The Conduits utilize the services of many of the leading placement agents in the securities industry to offer and sell the Promissory Notes, including CA Securities, an affiliate of the Applicant. Investors in the Promissory Notes have a perfected security interest in the underlying Financial Assets of the Conduit. The percentage of loans made to the Borrowing Funds by a U.S. Conduit is not expected to be, in the aggregate, more than 20% of such U.S. Conduit’s outstanding loans and other assets.

Each Conduit’s portfolio consists of distinct pools of Financial Assets. Each asset pool has its own turnover, loss experience, and obligor characteristics and, at the time of acquisition by a Conduit, is subject to both qualitative and quantitative requirements that the Administrator considers appropriate given the nature of the asset pool. The Seller typically continues to service the asset pool it has sold, although a Conduit or an agent, acting on its behalf, has the right to transfer the servicing function for a Financial Asset under certain circumstances. An asset pool may be structured on a revolving basis to allow the Conduit to acquire new assets as existing assets are collected (a revolving pool), or may consist of a specific set of assets being collected over time (a liquidating or amortizing pool).

The Credit and Investment Policies contain general structuring criteria covering the variety of asset pools that a Conduit may acquire from time-to-time. The general nature of these criteria provides the Administrator with flexibility to structure the elements of a particular transaction in a manner that it considers appropriate to control and minimize a Conduit’s credit risk. The Administrator will analyze the structure and collateral of each asset pool in order to support, at a minimum, an investment grade rating of the transaction. The levels of loss protection (“credit enhancement”) provided and the eligibility criteria for initial and continued investment are among the significant structural requirements determined by the Administrator and included in each transaction.

The Credit and Investment Policies typically require that an asset pool have an amount of credit enhancement that reflects its particular cash flow model-based credit assessment to achieve a particular transaction credit rating. The credit enhancement for a U.S. Conduit’s interest in a pool of assets may take the form of one or all of the following: (i) receivables or asset overcollateralization (or subordination), such that an advance rate or credit attachment point would be applied to the eligible financed pool of receivables or assets, (ii) unsecured recourse to the Seller (available only if the Seller or Borrower has an investment grade credit rating or quality), (iii) an irrevocable letter of credit, credit insurance or financial guarantee (provided by a bank or insurance company which carries the appropriate short-term debt or financial ratings), or (iv) a cash reserve account. In a revolving pool, as liquidating assets are replaced by newly generated assets, the outstanding balance of the pool will tend to fluctuate, as will the dollar level of credit enhancement. Moreover, over-collateralization and reserve accounts are dynamic for revolving transactions and, with respect to amortizing transactions, could be dynamic or non-declining and, to the extent non-declining, the percentage of credit enhancement usually increases over the life of the transaction.

In order for a prospective Financial Asset purchase to be approved, the Credit and Investment Policy requires that the Administrator will, for each proposed conduit transaction, perform an in-depth analysis of the creditworthiness of the Seller or Borrower; evaluate the projected cash flows of the Financial Assets; and analyze the adequacy of the credit enhancement in the transaction. Financial Assets will only be purchased from Sellers or Borrowers determined by the Administrator to have the financial and operating capacity to meet all obligations, whether direct or implied, necessary to originate and service the Financial Assets. The Administrator will, as a condition precedent to the eligibility and inclusion of any transaction in a Conduit, perform an in-depth analysis of the financial strength of the Seller or Borrower. Such analysis will include a review of the entity’s historical operating results and financial condition, strategic role and prospects for success within its industry, and the resiliency of its earnings, capital and liquidity position in a “stressed case” economic downturn scenario.

In addition to each Conduit’s adherence to its Credit and Investment Policy, the Administrator extensively analyzes asset pools to be financed by the U.S. Conduits, applying a variety of statistical and financial analytical techniques. The Administrator works very closely with the Seller or Borrower from the initiation of a transaction through documentation and closing, and continues to monitor the underlying asset pool and financial performance of the applicable Seller or Borrower throughout a transaction’s lifecycle. The Administrator’s personnel bring deep experience across asset types that are typically financed by asset-backed commercial paper conduits and the term asset-backed securities market. This serves to bolster the effectiveness and reliability of the credit process by having transactions analyzed from multiple viewpoints applying extensive financial and credit expertise.

The Conduits have each been established with limited business operating powers per the respective Conduit formation documents in accordance with the rating agency Conduit criteria required for the credit rating of the Promissory Notes issued. The primary purpose of such restrictive ratings criteria and limited operating powers is to reduce the likelihood that a Conduit could incur indebtedness that would exceed the Conduit’s ability to repay the Promissory Notes, or that would cause the Conduit to become insolvent and subject to bankruptcy, reorganization, insolvency or other similar proceedings. These ratings requirements include:

(i)	limiting the Conduit’s activities under its organizational documents to activities relating to the issuance of its Promissory Notes, the purchase of Financial Assets and the lending of funds to Sellers and Borrowers and activities incidental thereto;
(ii)	requiring the Conduit to make certain representations and covenants limiting its indebtedness and maintaining its separate corporate existence; and
(iii)	requiring creditors of each Conduit to covenant or be deemed to covenant not to acquiesce in, petition or otherwise invoke against a Conduit any bankruptcy,

reorganization, insolvency or other similar proceeding for at least one year and one day after the payment in full of the Promissory Notes issued.

Due to its highly restrictive business operations, a Conduit’s liabilities typically consist only of its issued Promissory Notes; certain other liabilities relating to the credit enhancement of the Conduit; liabilities relating to certain hedging instruments entered into by the Conduit from time to time; and advances made under an uncommitted loan agreement with the Applicant as lender. The Conduits incur a de minimis amount of expenses in connection with its activities such as audit, legal and rating agency fees, and other administrative fees and expenses. Such hedging instruments, advances, other liabilities and expenses (i) do not have any significant leveraging effect, (ii) have a small but positive effect on a Conduit’s stability as a source of funds for the Borrowing Funds, and (iii) would not have a material effect on the interest rate and/or fees paid by a Borrowing Fund in connection with a Loan Facility. Each Conduit’s assets and its ability to pay its Promissory Notes are subject to the strict credit quality standards discussed above. In the unlikely event a Conduit is unable to continue to issue Promissory Notes, each Conduit has external liquidity sources, including the Applicant and other financial institutions as applicable, to enable it to meet its obligations on its outstanding Promissory Notes.4

As more fully described below, a Conduit would make loans, subject to applicable funding conditions, to a Borrowing Fund on an uncommitted basis and the applicable Liquidity Provider would be obligated to make such loans to the Borrowing Fund in the event the Conduit was unable or unwilling to make such a loan. As a result, in the event that a Conduit does not make a loan requested by a Borrowing Fund, the Borrowing Fund would not have recourse against the Conduit for not funding the loan in commercial paper, but, subject to the terms of the Loan Facility, would be able to obtain the financing from the applicable Liquidity Provider. In the unlikely event that a Conduit does become subject to a bankruptcy, reorganization, insolvency or similar proceeding, nothing in the agreements to be executed in connection with a Loan Facility will excuse any

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[4]	In this Application, the Applicant is not seeking and the Commission is not making any determination with respect to any accounting treatment or disclosure obligations relating to the U.S. Conduits.

Liquidity Provider from making new loans to a Borrowing Fund in connection with the applicable Loan Facility as a result of any proceeding involving the Conduit.

3.	Borrowing Funds

Generally, a registered open-end management investment company may arrange for loans for only certain purposes, such as having adequate liquidity to satisfy redemption requests in the event of unusual or unexpected market conditions or achieving a higher return by borrowing money to purchase securities.5 Under the relief sought by this Application, it is expected that a Borrowing Fund would typically seek to obtain a loan for the purpose of achieving a higher return by borrowing money to purchase securities. To achieve this objective, a Borrowing Fund would borrow from a Conduit in accordance with the terms and conditions of a Loan Facility. When using a borrowing from a Conduit for investment purposes, a Borrowing Fund would expect to obtain a rate of return from securities purchased with the borrowed money that exceeds the cost of the Borrowing Fund’s borrowings, providing the Borrowing Fund’s shareholders with the potential for better returns than if no borrowings were made. The borrowing costs of loans from Conduits are generally expected to be equal to or lower than the borrowing costs of comparable loans from a bank, making a Conduit an attractive alternative lender from the perspective of a Borrowing Fund. A Borrowing Fund’s use of leverage will vary based on, among other factors, a determination by the Borrowing Fund’s investment adviser (“Adviser”) (subject to the approval of the Borrowing Fund’s Board of Directors or Trustees (the “Board”)) of market conditions, interest rates, and available borrowing facilities. A Borrowing Fund’s prospectus and statement of additional information will disclose its borrowing limitations and, if applicable, the risks of leverage.

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[5]	For purposes of this Application, references to securities are intended to include any other non-security assets held in a Fund’s portfolio.

B.	Description of the Loan Facilities

The Applicant and one or more U.S. Conduits and Liquidity Providers propose to enter into secured Loan Facilities with Borrowing Funds that would permit the Borrowing Funds to obtain loans on the terms and conditions set forth in the agreements to be executed in connection with the Loan Facilities. The U.S. Conduits would be a substantial source of financing for each Loan Facility and would make loans to a Borrowing Fund on an uncommitted basis. The Applicant will, in respect of each Loan Facility for a Borrowing Fund, arrange for liquidity support by a Liquidity Provider for the loans made by a U.S. Conduit under the Loan Facility.

The Applicant will negotiate the business arrangements on behalf of a U.S. Conduit, including loan amounts, interest rates payable on the loans, and fees. The structure of a Loan Facility will require that a Liquidity Provider, which may include the Applicant, provides liquidity to a U.S. Conduit in respect of such Loan Facility. The Applicant may act as agent for the U.S. Conduits and the related Liquidity Providers under the agreements executed with each Borrowing Fund and in such capacity would exercise certain rights and enforce certain remedies on behalf of the U.S. Conduit and the related Liquidity Providers. A U.S. Conduit will have the right in its sole discretion to require the Liquidity Providers to acquire outstanding loans made by the U.S. Conduit to a Borrowing Fund at an agreed-upon amount determined pursuant to a formula to be set forth in the related agreements. The Liquidity Providers will agree to acquire the loans made by a U.S. Conduit to a Borrowing Fund in respect of a Loan Facility and to provide future loans to the Borrowing Fund in the event the U.S. Conduit is unable to or otherwise elects not to do so, subject to the terms and conditions of the Loan Facility. If any Loan Facility entered into by a U.S. Conduit has more than one Liquidity Provider, the amount of each Liquidity Provider’s commitment to the U.S. Conduit in respect of a loan will be allocated among the Liquidity Providers based on each Liquidity Provider’s percentage of the total commitment. A Borrowing Fund will have the right to terminate its Loan Facility with an agreed upon period of prior notice at any time, including after the related Liquidity Providers assume any outstanding loans.

The right of a U.S. Conduit to require the Liquidity Providers to assume any of the outstanding loans under a Loan Facility is one of several factors that result in the high ratings assigned to a U.S. Conduit’s Promissory Notes by rating agencies, as such liquidity support will provide additional protection that the Promissory Notes will be paid on a timely basis. The liquidity support also will protect a Borrowing Fund because it provides an alternative source of funding for outstanding loans in the event that a U.S. Conduit is unable to continue to fund the loans through the issuance of Promissory Notes due to a market disruption or otherwise. In addition, a Loan Facility would obligate the related Liquidity Providers to make additional loans, subject to the terms and conditions of the Loan Facility, which would thereby assure a Borrowing Fund access to additional loans if the U.S. Conduit is unwilling or unable to make such loans.

The loans made to a Borrowing Fund by a U.S. Conduit will generally have a stated maturity date that will be 364 days from the closing date of the related Loan Facility (or the date of the most recently executed renewal of the Loan Facility), which may be extended upon the agreement of the parties. The applicable agent under each Loan Facility will have the right to accelerate the maturity date of the loans upon the occurrence of an “event of default” to be specified in the Loan Facility documentation. Such events of default will generally be customary for loan transactions of the type contemplated by the Loan Facility and will include, for example, a failure to make payments when due or to maintain the asset coverage ratios required under the Loan Facility. A Liquidity Provider’s obligation to make loans to a Borrowing Fund under a Loan Facility if the U.S. Conduit is unwilling or unable to make a loan will be subject to the satisfaction of certain conditions precedent to be set forth in the related agreements executed in connection with the Loan Facility. The conditions to funding will be customary for loan transactions involving registered open-end management investment companies, including the absence of any default or breach relating to the Borrowing Fund and compliance with certain collateral requirements, which are described below.

The amount of loans to a Borrowing Fund that can be outstanding at any time will be based upon the amount of assets of the Borrowing Fund that meet eligibility criteria established for a

Loan Facility. For the purposes of a borrowing, a Borrowing Fund will pledge to the agent under the Loan Facility, for the benefit of the U.S. Conduits, the applicable Liquidity Provider and the other lenders, certain assets of the Borrowing Fund (the “Pledged Assets”). Each Loan Facility will require that the value of each Borrowing Fund’s Pledged Assets exceed the outstanding principal amount of any loans made to a Borrowing Fund under a Loan Facility, plus unpaid accrued interest, by a percentage set forth in the Loan Facility. The percentage by which the value of the Pledged Assets of a Borrowing Fund would have to exceed the outstanding amount of any loans and other amounts owing to the U.S. Conduit, the Liquidity Provider and the other lenders depends on the types of assets in which the Borrowing Fund invests and the eligibility criteria. If the collateral requirements are not met, the amount of borrowings that a Borrowing Fund can have outstanding under the applicable Loan Facility will be reduced and, if the outstanding loans exceed the collateral requirements, the Borrowing Fund will be required to prepay the loans in an amount necessary to re-establish compliance with the requirements. The Pledged Assets of a Borrowing Fund under the Loan Facility will be available solely to secure the repayment of the loans made to, and other outstanding obligations of, that Borrowing Fund under such Loan Facility.

Consistent with the customary business practices of a Conduit, loans by the Conduit will bear interest at a rate equal to the Conduit’s cost of funds. The loans will also be subject to ancillary costs and fees. Because it is an issuer of highly-rated commercial paper that is engaged solely in issuing Promissory Notes and entering into financing transactions, a Conduit generally has lower administrative and transaction costs than a bank, thereby typically making its costs of borrowing lower than the costs of borrowing from a bank. As a general matter, the pricing paid by a Borrowing Fund in addition to a U.S. Conduit’s cost of funds is a function of the contemporaneous market environment, the relationship between the lender and the borrowing fund, and other factors, including the size of the facility, the underlying investment strategy of the borrowing fund, and the identity of the fund manager.

Each proposed Loan Facility would be priced, typically for 364 days, at the time when the terms of the facility are agreed on or renewed and based on the same factors described above.

The cost of a loan by a U.S. Conduit will be based on the actual funding cost of the U.S. Conduit plus ancillary costs and fees. As noted above, the U.S. Conduits do not currently make loans to registered open-end management investment companies because of the restrictions in Section 18(f)(1) of the Act. Assuming normal market conditions, costs and fees would be expected to fall within the range for bank-funded facilities. As discussed below, the Board of a Borrowing Fund, when approving a Loan Facility, will have to determine that the Loan Facility is expected to be a better alternative than a traditional bank-funded facility.

As further protection to a Borrowing Fund, the Borrowing Fund will be subject to several conditions, including that (i) the borrowing is in the best interests of the Borrowing Fund and its shareholders, as determined by the Board, (ii) the average interest rate on the loan will not exceed the rate on comparable collateralized bank loans, and (iii) at least annually, the Board, including a majority of directors or trustees that are not “interested persons” of the Borrowing Fund within the meaning of Section 2(a)(19) of the Act (“Disinterested Directors”), approve the Loan Facility.

A U.S. Conduit will enter into a Loan Facility only with a Borrowing Fund that meets certain lending criteria. The factors considered by the Administrator in evaluating a loan transaction with a Borrowing Fund will include the type and nature of the Borrowing Fund’s assets and whether they meet the applicable U.S. Conduit collateralization standards relating to credit quality and liquidity, the operations and history of the Borrowing Fund, and the financial position and operations of the Adviser.

A Borrowing Fund will have the right at any time to prepay any outstanding loan under its Loan Facility without any premium or penalty in accordance with the terms thereunder; provided that a Borrowing Fund may be required to compensate the U.S. Conduits and the Liquidity Providers for breakage costs associated with a prepayment.

Any Borrowing Fund’s ability to obtain loans under its Loan Facility will not be affected by any other Borrowing Fund’s ability to obtain loans under its Loan Facility. The amount of loans available to a Borrowing Fund will be determined solely based upon the eligibility criteria applicable to that Borrowing Fund in a Loan Facility and cannot exceed the lower of the applicable percentages of Pledged Assets established for that Borrowing Fund, the asset coverage required for that Borrowing Fund under Section 18(f)(1) of the Act, and the maximum loan commitment amount for that Borrowing Fund under its Loan Facility. Each Borrowing Fund will be individually responsible for meeting the collateral and asset coverage requirements applicable to its borrowings under a Loan Facility.

In the event that the Liquidity Providers become the lenders under a Loan Facility, a Borrowing Fund’s loan will bear interest at a market rate for loans of the same type. Although the interest rates payable on loans made by the Liquidity Providers will usually be higher than the interest rate payable on loans made by a U.S. Conduit, the interest rates payable on the Liquidity Providers’ loans will be comparable to competitive rates available for secured lines of credit from banks that would otherwise be available to a Borrowing Fund. Except for interest rates, the terms and conditions of the loans made to a Borrowing Fund by a U.S. Conduit and by a Liquidity Provider generally will be identical. Absent extenuating circumstances, it is anticipated that the U.S. Conduits, rather than the Liquidity Providers, will be the lender to a Borrowing Fund under a Loan Facility. Such extenuating circumstances may include, for example, a disruption in the market that would prevent a Conduit from being able to issue Promissory Notes to fund the financing or the inability of a Conduit to issue Promissory Notes in the event of a downgrade of the Conduit’s Promissory Notes by the rating agencies.

A Borrowing Fund will pay certain fees in connection with a Loan Facility. The amounts of these fees, which are standard types of fees for borrowing transactions with a conduit or a bank, will vary for any transaction depending on such factors as the Borrowing Fund’s business and assets, the size of the transaction, and prevailing interest rates and fees in the market. A Borrowing Fund will pay to each U.S. Conduit a program fee for the Loan Facility, which will be a fixed percentage of a Borrowing Fund’s outstanding loans. The Applicant will typically receive no compensation from anyone other than a Borrowing Fund and the U.S. Conduit for its role in a Loan Facility.

A Borrowing Fund will pay to the Liquidity Providers (which may be paid through the U.S. Conduits in certain structures) a fixed-percentage fee for the Liquidity Providers’ commitment to make loans under a Loan Facility based on the unused portion of the Liquidity Providers’ commitments. A Liquidity Provider will determine and negotiate this fee based on an assessment conducted in accordance with its internal procedures, which take into account various factors, including a market analysis of prevailing rates that other secondary lenders (lenders that may provide loans to a borrower from a primary lender under certain circumstances if the primary lender in a loan transaction cannot do so) would charge for a similar transaction at the time of the transaction or any extension of such transaction. A Liquidity Provider will not receive any compensation or benefits other than the loan commitment fees paid by the Borrowing Fund and, if it becomes a lender to the Borrowing Fund, interest on loans to the Borrowing Fund.

The principal documents in a Loan Facility typically include: (a) a revolving credit and security agreement (the “Credit Agreement”) among the Borrowing Fund, a U.S. Conduit, the related Liquidity Providers, the Applicant, as agent for the U.S. Conduit and the Liquidity Providers, the other lenders party thereto, and the administrative agent under the Loan Facility, if not the Applicant, pursuant to which (i) the terms and conditions for the making of requested loans by the U.S. Conduit and the other lenders is set forth; (ii) the Liquidity Providers agree, subject to the terms and conditions thereof, to make loans requested by the Borrowing Fund if the U.S. Conduit is unwilling or unable to make such loans; and (iii) the Borrowing Fund pledges the Pledged Assets to the administrative agent under the Loan Facility on behalf of the U.S. Conduit, the Liquidity Providers, the Applicant and the other lenders; (b) a control agreement among the Borrowing Fund, the administrative agent under the Loan Facility and the custodian for the Borrowing Fund, pursuant to which such administrative agent’s security interest in certain of the Pledged Collateral will be perfected; and (c) a fee letter with the administrative agent under the Loan Facility, pursuant to which the Borrowing Fund will agree to pay the various fees payable to the administrative agent under the Loan Facility, the U.S. Conduit, the Liquidity Providers, and the other lenders, among others, under a Loan Facility. The Credit Agreement contains or will contain representations, warranties, covenants and events of default that are customary for secured loan transactions involving registered open-end management investment companies as well as such other terms that are specific to a particular Borrowing Fund and the conduct of its business. The terms of each Credit Agreement have been or will be negotiated separately between the administrative agent under the Loan Facility and each Borrowing Fund. In the interest of efficiency and to reduce certain costs, it is anticipated that Borrowing Funds in a complex of registered investment companies, including closed-end management investment companies, may be parties to a master Credit Agreement containing standard provisions applicable to any borrowings from a U.S. Conduit although certain terms of borrowings may apply only to a single Borrowing Fund.

A Loan Facility will not be established or joined by the U.S. Conduits and the Liquidity Providers unless a Borrowing Fund has represented in writing to the Applicant and the Liquidity Providers that (a) its policies permit borrowing and, if applicable, the use of leverage, (b) all borrowing transactions pursuant to the Loan Facility will be subject to the requirements of the Act, the rules and regulations thereunder, and any other applicable interpretations or guidance from the Commission or its staff, including any exemptive order issued by the Commission with respect to this Application, and (c) each borrowing transaction will be conducted in accordance with all applicable representations and conditions in this Application. None of the Applicant, a Conduit, or any Liquidity Provider will be an affiliated person of any Borrowing Fund, within the meaning of Section 2(a)(3) of the Act, or an affiliated person of any affiliated person of a Borrowing Fund. In addition, before a Loan Facility is established or joined by the U.S. Conduits, the Applicant will provide to each Borrowing Fund a copy of this Application, together with a copy of any order issued by the Commission regarding this Application.

II.	APPLICABLE LAW AND RELIEF REQUESTED
A.	Relief With Respect to Section 18(f)

Section 18(f)(1) of the Act prohibits a registered open-end management investment company from issuing any class of senior security, or selling any senior security of which it is the issuer, except that a registered open-end management investment company is permitted to borrow from any “bank” if, immediately after any borrowing, there is an asset coverage of at least 300% for all borrowings of the company. Under Section 18(g) of the Act, the term “senior security” includes any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness.

Generally, Section 2(a)(5) of the Act defines a “bank” for the purposes of the Act as:

…(A) a depository institution (as defined in Section 3 of the Federal Deposit Insurance Act) or a branch or agency of a foreign bank (as such terms are defined in Section 1(b) of the International Banking Act of 1978), (B) a member bank of the Federal Reserve System, or (C) any other banking institution or trust company, whether incorporated or not, doing business under the laws of any State or the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers permitted to national banks under the authority of the Comptroller of the Currency, and which is supervised and examined by State or Federal authority having supervision over banks ….

The obligation of a Borrowing Fund to repay a loan from a U.S. Conduit would be a “senior security” for purposes of Section 18(f)(1) of the Act. While the Conduits engage in many of the same business activities as banks, such as issuing Promissory Notes and engaging in financing transactions, the Conduits are not “banks” under this definition. Therefore, absent an exemption, the borrowing exception in Section 18(f)(1) would not be available to permit a Borrowing Fund to obtain a loan from a U.S. Conduit.

Section 6(c) of the Act permits the Commission to exempt any person or transaction or any class or classes of persons or transactions from any provision or provisions of the Act if and to the extent that such exemption is:

(i)	necessary or appropriate in the public interest; and
(ii)	consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

The Applicant requests exemptive relief under Section 6(c) to permit a Borrowing Fund to borrow from any U.S. Conduit, none of which will be a bank. The Applicant believes that exemptive relief would be in the public interest because it would allow a Borrowing Fund the opportunity to borrow money from a well-established commercial paper issuer at an advantageous interest rate based upon the interest rate on prime-rated promissory notes. The availability of a Loan Facility would give any potential Borrowing Fund a broader choice of financing alternatives. In addition, a Borrowing Fund would have the same rights and remedies under state and federal law with respect to a Loan Facility from a U.S. Conduit that it would have with respect to a comparable loan from a bank. The exemptive relief also would be consistent with the protection of investors and the purposes intended by Section 18(f)(1) of the Act because the relief fully conforms to the Act’s goal of limiting speculative risks and excessive borrowing.

Importantly, based on these and related considerations, a Borrowing Fund and its Board, including a majority of its Disinterested Directors, would need to conclude that entering into a Loan Facility or allowing the U.S. Conduits to join a Loan Facility would be in the best interests of the Borrowing Fund and its shareholders and consistent with the Borrowing Fund’s borrowing policies.

B.	Discussion
1.	Purposes of Section 18(f) of the Act

Section 18(f) of the Act reflects Congressional concern about excessive borrowing and the issuance of senior securities, such as debentures or preferred stocks, by investment companies because these practices could unduly increase the speculative character and investment risk of junior securities.6 Congress also believed that complicated capital structures could result in the issuance of securities that had inequitable or discriminatory provisions or that failed to protect the rights of existing shareholders.7 For example, complex capital structures could permit insiders to manipulate the allocation of expenses and profits; facilitate control of the investment company by the junior security shareholders with little investment; and make it difficult for investors in the investment company to understand what their stock was worth.8 In addition, investment company shareholders could be adversely affected if investment companies failed to maintain adequate assets or reserves.9 This was a particular concern for open-end management investment companies because they issue redeemable securities. Without adequate capitalization, shareholders could be unable to redeem their securities or public holders of senior securities could be prejudiced if shareholder redemptions affected an investment company’s ability to repay its outstanding debt.10 In addition, senior securities of investment companies would, at that time, typically be secured by assets that were investments in common stocks and would be subject to potential wide fluctuations in value. There was concern that these fluctuations in value would not provide a sound basis for the issuance of senior securities with fixed-payment obligations of interest and principal and that holders of such senior securities would be unaware that they were much riskier instruments than senior securities issued by operating companies.11

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[6]	See Section 1(b)(7) of the Act; Investment Trusts and Investment Companies: Hearings on S. 3580 Before a Subcommittee of the Senate Committee on Banking and Currency, 76th Cong. 255-266 (1940) (“Senate Hearings”); SEC, INVESTMENT TRUSTS AND INVESTMENT COMPANIES, Part Three, H.R. Doc. 76-279, at 1563-1936 (1940) (“SEC Report”).
[7]	See Section 1(b)(3) of the Act; Senate Hearings at 265-266.
[8]	See Senate Hearings at 87, 96, 123, 272.
[9]	See Section 1(b)(8) of the Act.
[10]	See Investment Trusts and Investment Companies: Hearings on H.R. 10065 Before a Subcommittee of the House Committee on Interstate and Foreign Commerce, 76th Cong. 121 (1940).
[11]	See Senate Hearings at 269-271.

For open-end management investment companies, Congress addressed these issues of speculative risks, complicated capital structures and asset coverage in Section 18(f)(1) by, first, prohibiting the issuance or sale of senior securities by open-end management investment companies subject to two exceptions.12 Under Section 18(f)(1), open-end management investment companies are permitted to borrow from banks. In addition, Section 18(g) excepts a loan made by a bank or other person and privately placed from the definition of senior securities if it is for temporary purposes (that is, repaid within 60 days and not extended or renewed) and does not exceed 5% of the fund’s assets (“privately-placed temporary debt”). Thus, Congress restricted open-end management investment companies to borrowings from traditional institutional lending sources, i.e., banks, or through privately-placed temporary debt. Second, Congress limited the overall amount of leverage an open-end management investment company could use in permitted borrowings from banks in Section 18(f)(1) by requiring an open-end management investment company to maintain asset coverage of at least 300% for all open-end management investment company borrowings. This asset coverage requirement would also protect the lender from fluctuations in the value of an open-end management investment company’s assets.

The Applicant believes that permitting a registered open-end management investment company to borrow from a U.S. Conduit is fully consistent with the purposes and policies of Section 18(f)(1) and would not implicate the concerns underlying the senior security and borrowing restrictions. Similar to a bank, the U.S. Conduits are engaged principally in the business of making loans or entering into similar financing transactions. A loan by the U.S. Conduits to a Borrowing Fund will have essentially the same structure as a bank loan and will not raise the concerns about public financing or adverse effects on the rights of junior classes of securities that are a basis for Section 18(f)(1). Borrowings from the U.S. Conduits would not facilitate pyramiding of control or manipulative reallocation of expenses and profits. A borrowing from the

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[12]	Section 18(f)(2) of the Act provides another exception to the restriction on an open-end investment company’s issuance of senior securities, which is not relevant to the Applicant’s analysis with respect to borrowings under Section 18(f)(1), for a fund to issue classes or series of securities.

U.S. Conduits will not impose any restrictions on a Borrowing Fund’s investors holding junior securities that are different from those imposed by a collateralized bank loan. The Applicant does not believe that borrowings from U.S. Conduits would be more difficult for a Borrowing Fund’s investors to understand than bank borrowings.

While the U.S. Conduits, together with any other conduits or direct lenders party to the Loan Facility, will be the primary funding source for borrowings under a Loan Facility, the Liquidity Providers, which will be banks that are specifically permitted to provide loans to Borrowing Funds under Section 18(f)(1), will be committed to provide additional financing to the applicable Borrowing Fund should a U.S. Conduit be unable or unwilling to lend. A Borrowing Fund would have the same rights and remedies in a borrowing from a U.S. Conduit as it would in a borrowing from a bank. As with a borrowing from a bank, a Borrowing Fund would remain subject to the 300% asset coverage limitation of Section 18(f)(1). In addition to limiting leverage, this requirement ensures the existence of adequate assets to repay U.S. Conduit loans. The Applicant believes that a borrowing from a U.S. Conduit is, for the purposes of Section 18(f)(1), equivalent to a borrowing from a bank.

The Applicant believes that it is appropriate for the Commission to recognize lending sources that have attributes substantially similar to banks but that did not exist when the Act was adopted and that would serve the same purposes as were provided under the bank borrowing restriction in Section 18(f)(1). As is discussed below, the Commission has done so with respect to several prior applications substantially similar to this Application. As noted above, the Conduits engage in many of the same business activities as banks; however, the breadth of these activities is limited to the extent the sole purpose of the Conduits is to issue Promissory Notes and to conduct financing transactions.

An earlier version of the Act included a provision permitting registered investment companies to issue short-term paper.13 The Act, as adopted, did not include this provision for

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[13]	See S. 3580, 76th Cong. (3d sess. 1940).

open-end management investment companies. A borrowing from a U.S. Conduit would not result in the indirect issuance of short-term paper by an open-end management investment company. The U.S. Conduit has all the risks and obligations associated with the issuance of its commercial paper, whereas a Borrowing Fund would only incur obligations to a U.S. Conduit and the applicable Liquidity Providers under its Loan Facility. The U.S. Conduit loans to a Borrowing Fund would only constitute a portion of the U.S. Conduit’s assets. In addition, the U.S. Conduit has an established, independent commercial paper program that relies on the expertise of the Administrator, together with its asset diversification, level of collateralization, liquidity facilities, and credit enhancement. A Borrowing Fund would not be able to issue commercial paper at rates that would be comparable to those of a U.S. Conduit nor would its commercial paper trade as efficiently as the U.S. Conduit’s Promissory Notes.

The Loan Facilities would not result in the type of senior security holder that Section 18(f)(1) of the Act was designed to prohibit and the structure of the Loan Facilities and related U.S. Conduits provides sufficient protection to the parties that face any risk of loss from lending to an open-end management investment company. The U.S. Conduits and the Liquidity Providers, if they become lenders to a Borrowing Fund, may be deemed holders of senior securities of the Borrowing Fund. The U.S. Conduit Programs are administered by the Applicant, which has expertise in administering loans collateralized by financial instruments that equals or exceeds the expertise of most banks. The Liquidity Providers are banks as defined by the Act and thus not the type of potential senior security holder that Congress believed needed protection.

A Borrowing Fund would not have any direct obligation to any other parties related to the U.S. Conduits, such as the Promissory Note holders, the U.S. Conduit’s owners, or its external liquidity or credit enhancement sources, and thus the Applicant does not believe they should be deemed to be holders of senior securities of a Borrowing Fund. The Promissory Note holders could be viewed as having some of the same risks as senior security holders of an open-end management investment company, such as the fluctuations in the value of the open-end management investment company’s assets that could affect its ability to meet its payment obligations to the U.S. Conduits. However, the Promissory Note holders are sophisticated investors who are able to evaluate such risks. Furthermore, the Applicant views the risk of the U.S. Conduits providing secured lending to a Borrowing Fund as being very minimal. The leverage restrictions imposed upon Borrowing Funds ensure the availability of significant collateral to protect the U.S. Conduits in lending to such a fund. The underlying investment standards for the Conduits help to assure that available collateral will be of high quality in the unlikely event that such collateral would be required to be liquidated in an adverse situation. In addition, unlike senior securities of an open-end management investment company, the Promissory Notes are general obligations of a U.S. Conduit and loans to Borrowing Funds are not expected to exceed 20 % of a U.S. Conduit’s outstanding loans and other assets and loans to any individual Borrowing Fund are not expected to exceed 10 % of a U.S. Conduit’s assets. Any risk of loss on the Promissory Notes posed by loans to registered open-end management investment companies would be reduced further by the Applicant’s expertise with respect to these types of loans, the U.S. Conduit’s’ ability to sell the loans under the Loan Facilities to the relevant Liquidity Providers, the U.S. Conduits external liquidity and credit enhancement sources and the capital of the Conduits. The U.S. Conduits’ external liquidity and credit enhancement sources generally will be banks, insurance companies, and other sophisticated financial institutions that provide liquidity support to entities such as the U.S. Conduits in the ordinary course of their business.14 Also, the owners of a U.S. Conduit will be protected for similar reasons, including the Applicant’s expertise with respect to these types of loans (although the owners will not have a guarantee from the Applicant or its affiliates), the external liquidity and credit enhancement sources, the ability to sell loans under the Loan Facilities to the relevant Liquidity Providers, and the fact that loans to investment companies will not be a substantial portion of the U.S. Conduits’ diversified portfolio of financial assets.

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[14]	To the extent a U.S. Conduit’s external liquidity and credit enhancement sources include any other entities, they will be protected by the Applicant’s expertise with respect to these types of loans (although not guaranteed by the Applicant or its affiliates), the ability of the U.S. Conduit to sell loans under the Loan Facilities to the Liquidity Providers, and the fact that loans to investment companies will not be a substantial portion of its diversified portfolio of financial assets.

Finally, each U.S. Conduit’s Promissory Notes are currently rated “A-1” by S&P, “P-1” by Moody’s and “F1” by Fitch and these rating agencies impose stringent standards on all transactions entered into by the U.S. Conduit (which would include any Loan Facilities to Borrowing Funds) with a view toward maintenance of such ratings.

2.	Speculative Practices

Another concern underlying the Act’s Section 18(f) senior security and borrowing restrictions was that investment companies could engage in, or act as conduits for investors to engage in, the same types of speculative practices limited by regulations adopted by the Board of Governors of the Federal Reserve System (the “FRB”), which are applicable to banks and broker-dealers. Borrowings by open-end management investment companies could be used on behalf of their shareholders to invest or to speculate in securities without limitations similar to those adopted by the FRB on the amount of credit that could be used for these purposes.15 Under Regulations U and T, both of which were adopted under the Securities Exchange Act of 1934 prior to the enactment of the Act, borrowings by an entity from a domestic bank or broker-dealer were subject to margin restrictions.16 By limiting open-end management investment companies to borrowings from banks, Congress ensured that open-end management investment companies could borrow for the purpose of purchasing stock only in compliance with Regulation U.

Regulation U as currently in effect imposes restrictions on banks and lenders other than broker-dealers that extend credit to borrowers for the purpose of purchasing or carrying margin stock (“purpose credit”).17 Under Regulation U, margin stock generally includes publicly offered securities. Any entity other than a broker-dealer or a bank (a “nonbank lender”) that during any

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[15]	See SEC Report at 1593.
[16]	Regulation U, 12 C.F.R. 221, was adopted to impose “credit restrictions upon persons other than brokers or dealers . . . that extend credit for the purpose of buying or carrying margin stock. . . ..” Regulation T, 12 C.F.R. 220, was adopted to “regulate extensions of credit by brokers and dealers” and “imposes . . . initial margin requirements and payment rules on certain securities transactions.”
[17]	In 1968, the FRB adopted Regulation G, which imposed margin restrictions in connection with credit extended by certain lenders that were not domestic banks or broker-dealers. In 1998, Regulation G was repealed and its provisions incorporated into Regulation U.

calendar quarter extends or maintains credit secured directly or indirectly by margin stock of $200,000 or more or has outstanding at any time $500,000 or more of credit directly or indirectly secured by margin stock must register with the FRB as a nonbank lender. If the proceeds of the extended credit are used for purpose credit, the nonbank lender would be subject to the maximum loan values and other limitations of Regulation U.18

If a U.S. Conduit makes loans to a Borrowing Fund in excess of the threshold amounts under Regulation U, it will be required to register with the FRB as a nonbank lender and, if the loans are used for purpose credit, the U.S. Conduit would be subject to the credit restrictions of Regulation U. Because a U.S. Conduit would be subject to the same credit restrictions as a bank under Regulation U, the Applicant believes that a Borrowing Fund should be permitted to borrow from a U.S. Conduit under Section 18(f)(1) of the Act to the same extent as from a bank.

3.	Advantages for Borrowing Funds and Their Shareholders

The Applicant believes that exemptive relief is in the public interest and benefits registered open-end management investment company shareholders because a loan from a Conduit would be expected to result in more advantageous financing rates for a Borrowing Fund. A loan from a Conduit generally will have lower borrowing costs than a comparable loan from a bank. A Conduit’s administrative and transaction costs are lower than those of a bank. Permitting a Borrowing Fund to obtain a loan from a U.S. Conduit will benefit the Borrowing Fund and its shareholders by providing an alternative, generally lower-cost source of financing. The Applicant believes that the use of financing arrangements that benefit a registered open-end management investment company and its shareholders should not be restricted by Section 18(f)(1) of the Act when such arrangements are equivalent to borrowings expressly permitted by the Act and consistent with the protection of investors and the purposes of the Act.19 A Borrowing Fund’s

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[18]	12 C.F.R. 221.3(b).
[19]	See PNC Bank, National Association, Investment Company Act Release No. 29100 (Dec. 29, 2009) (order) and Investment Company Act Release No. 29066 (Dec. 3, 2009) (notice); HSBC Securities (USA) Inc., Investment Company Act Release No. 27822 (May 22, 2007) (order) and Investment Company Act Release No. 27805 (Apr. 26, 2007) (notice); Citicorp North America, Inc., Investment Company Act Release No. 26320 (Jan. 6, 2004) (order) and Investment Company Act Release No. 26292 (Dec. 12, 2003) (notice). See also The Variable Annuity Life Insurance Company of America, Investment Company Act Release No. 2974 (Feb. 25, 1960) (exemptive order granting relief from, inter alia, Section 18(f)(1) to permit the issuance of senior securities in the form of variable annuity contracts, which are a type of insurance contract that did not exist in 1940, because these contracts did not have the potential to result in the abuses that Section 18(f)(1) was designed to address).

Board, including a majority of the Disinterested Directors, will, based on the recommendations of the Adviser, evaluate and determine whether obtaining a loan under a Loan Facility is in the best interests of the Borrowing Fund and its shareholders. Generally, the factors considered by the Board would include the experience and expertise of the U.S. Conduits in making and administering loans and its comparability to the expertise of banks, other financing options from traditional bank sources, the terms and conditions of the Loan Facility, and the fees charged in connection with a Loan Facility. A Board, including the Disinterested Directors, will only decide to enter into a Loan Facility with a U.S. Conduit if it determines that the transaction is fair and reasonable and in the best interests of the Borrowing Fund and its shareholders. By engaging in this deliberative process and making these determinations, the Board will be acting consistently with the standards of Section 6(c) of the Act, which permits the Commission to exempt a transaction from the provisions of the Act if it is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes intended by the Act.

4.	Other Considerations

The relief requested by the Applicant is consistent with other actions in which the Commission has demonstrated flexibility with respect to the restrictions in Section 18(f)(1) of the Act and is substantially similar to the relief granted by the Commission to permit registered open-end management investment companies to participate in loan facilities financed by certain commercial paper and medium-term note issuers.20 The Commission has issued numerous orders

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[20]	See PNC Bank, National Association, Investment Company Act Release No. 29100 (Dec. 29, 2009) (order) and Investment Company Act Release No. 29066 (Dec. 3, 2009) (notice); HSBC Securities (USA) Inc., Investment Company Act Release No. 27822 (May 22, 2007) (order) and Investment Company Act Release No. 27805 (Apr. 26, 2007) (notice); Citicorp North America, Inc., Investment Company Act Release No. 26320 (Jan. 6, 2004) (order) and Investment Company Act Release No. 26292 (Dec. 12, 2003) (notice).

providing relief from, inter alia, the Section 18(f)(1) bank borrowing limitation that permit affiliated open-end management investment companies to make temporary loans to each other through a credit facility, thus allowing these open-end management investment companies to borrow from entities other than banks.21 The applicants sought this relief because, among other things, these interfund-lending arrangements would substantially reduce the open-end management investment companies’ borrowing costs. Just as in this Application, the applicants for these orders asserted that relief under Section 6(c) for alternative borrowing arrangements was appropriate because all borrowings of the open-end management investment companies would have at least 300% asset coverage and the contemplated nonbank borrowings were consistent with the purposes and policies of Section 18(f)(1).

The Commission has also viewed other types of transactions that could be considered prohibited senior securities under the Act as permissible practices if there are adequate protections to avoid the speculative risks that Section 18 was designed to address. The Commission, for example, allows investment companies to use securities trading practices that could be characterized as senior securities, such as reverse repurchase agreements, firm commitment agreements, standby commitment agreements, and short sales without running afoul of Section 18(f)(1), if the investment company maintains adequate assets in a segregated account to cover such investments.22 Since a Borrowing Fund would not be exposed to any additional speculative risks in borrowing from a U.S. Conduit because it is equivalent to a borrowing from a bank that is permitted under Section 18(f)(1), the Applicant’s requested exemptive relief would be consistent with this flexible approach. Further, permitting a Borrowing Fund to borrow from a U.S. Conduit rather than a bank is expected to reduce its costs of borrowing, which should decrease the risk that a Borrowing Fund’s borrowing costs will exceed the return from securities purchased with

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[21]	See, e.g., Frost Family of Funds and Frost Investment Advisors, LLC, Investment Company Act Release Nos. 34031 (Sept. 29, 2020) (notice), and 34074 (Oct, 27, 2020) (order) and other exemptive orders cited in Section III, infra.
[22]	See, e.g., Investment Company Act Release No. 10666, April 18, 1979.

borrowed money and lessen any related incentive to purchase more speculative portfolio securities to cover those costs.

* * * * *

For the reasons discussed above and because of the protections afforded by the conditions that follow, the Applicant believes that permitting registered open-end management investment companies to borrow from U.S. Conduits would be in the best interests of these companies and their shareholders, appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

C.	Proposed Conditions to Requested Relief

The Applicant agrees that any order granting the requested relief will be subject to the following conditions:

(1)	All Borrowing Funds will comply with the asset coverage requirements in Section 18(f)(1) of the Act, including with respect to all borrowings from a U.S. Conduit.
(2)	A loan by a U.S. Conduit to a Borrowing Fund will be at an interest rate equal to the U.S. Conduit’s cost of funds (i.e., the weighted average Promissory Note rate plus ancillary costs and fees, including dealer commissions).
(3)	Before a Borrowing Fund may participate in a Loan Facility, the Borrowing Fund’s Board, including a majority of the Disinterested Directors, will determine that participation in the Loan Facility is consistent with the Borrowing Fund’s investment objectives and policies and is in the best interests of the Borrowing Fund and its shareholders. In addition, a Borrowing Fund will disclose in its statement of additional information all material facts about its participation in the Loan Facility.
(4)	Before a Borrowing Fund may participate in a Loan Facility, its Board, including a majority of the Disinterested Directors, will adopt procedures governing the Borrowing Fund’s participation in the Loan Facility (“Procedures”). In addition to any other provisions the Board may find necessary or appropriate to be included in the Procedures, the Procedures will require that, before a Borrowing Fund may enter into loan transactions with a U.S. Conduit, the Board, including a majority of the Disinterested Directors, will determine that:

(a)	the borrowing is in the best interests of the Borrowing Fund and its shareholders;
(b)	the borrowing and pledge of assets are consistent with the Borrowing Fund’s investment objectives and policies;
(c)	the total anticipated cost of the Loan Facility (including fees and interest) does not exceed the total anticipated costs of comparable financing alternatives that are available to the Borrowing Fund;
(d)	the asset eligibility criteria for the Loan Facility are consistent with the Borrowing Fund’s investment objectives and policies; and
(e)	the Borrowing Fund’s investments, consistent with the asset eligibility criteria and any other requirements of participating in the Loan Facility, will be in the best interests of the Borrowing Fund and its shareholders.
(5)	If a U.S. Conduit determines (a) to require the Liquidity Providers to acquire from such U.S. Conduit outstanding loans made to a Borrowing Fund, or (b) not to extend additional loans to a Borrowing Fund, the Board of the Borrowing Fund, including a majority of the Disinterested Directors, will be notified promptly. As soon as practicable, the Board, including a majority of the Disinterested Directors, must determine whether it is in the best interests of the Borrowing Fund and its shareholders to continue to participate in the Loan Facility or to terminate the Borrowing Fund’s participation in the Loan Facility in accordance with its terms.

(6)	At each regular quarterly meeting, the Board, including a majority of the Disinterested Directors, will (a) review a Borrowing Fund’s loan transactions under its Loan Facility during the preceding quarter, including the terms of each transaction and (b) determine whether the transactions were effected in compliance with the Procedures and the terms and conditions of the order. At least annually, the Board, including a majority of the Disinterested Directors, will (a) with respect to a Borrowing Fund’s continued participation in a Loan Facility, make the determinations required in condition 3 above and (b) approve such changes to the Procedures as it deems necessary or appropriate.
(7)	A Borrowing Fund will maintain and preserve permanently in an easily accessible place a written copy of the Procedures and any modifications to the Procedures. The Borrowing Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction with a Loan Facility occurred, the first two years in an easily accessible place, a written record of each transaction setting forth a description of the terms of the transaction, including the amount, maturity, and the rate of interest on the loan, and all information upon which the determinations required by these conditions were made.
(8)	The Applicant will not enter into a Loan Facility with any Borrowing Fund if, at the time of such transaction, the Applicant, U.S. Conduit or any Liquidity Provider is an affiliated person of that Borrowing Fund, within the meaning of Section 2(a)(3) of the Act, or an affiliated person of any affiliated person of that Borrowing Fund.
III.	PRECEDENT FOR RELIEF

The relief sought by this Application is substantially similar to that granted by the Commission that, among other things, exempted registered open-end management investment companies from Section 18(f)(1) to permit them to participate in loan arrangements with Conduits in PNC Bank, National Association, Investment Company Act Release No. 29100 (Dec. 29, 2009) (order) and Investment Company Act Release No. 29066 (Dec. 3, 2009) (notice); HSBC Securities (USA) Inc., Investment Company Act Release No. 27822 (May 22, 2007) (order) and Investment Company Act Release No. 27805 (Apr. 26, 2007) (notice); and in Citicorp North America, Inc., Investment Company Act Release No. 26320 (Jan. 6, 2004) (order) and Investment Company Act Release No. 26292 (Dec. 12, 2003) (notice). The relief sought by this Application is similar to that granted by the Commission that, among other things, exempted registered open-end management investment companies from Section 18(f)(1) to permit them to participate in interfund-lending arrangements in Frost Family of Funds and Frost Investment Advisors, LLC, Investment Company Act Release Nos. 34031 (Sept. 29, 2020) (notice), and 34074 (Oct, 27, 2020) (order); First Trust Series Fund, et. al., Investment Co. Act Release Nos. 33857 (Apr. 28, 2020) (notice), and 33888 (May 27, 2020) (order); Blackstone Alternative Alpha Fund, et al., Investment Co. Act Release Nos. 33703 (Nov. 22, 2019) (notice), and 33720 (Dec. 18, 2019) (order); Aquila Funds Trust, et al., Investment Co. Act Release Nos. 33061 (Mar. 28, 2018) (notice), and 33078 (Apr. 24, 2018) (order); Eaton Vance Growth Trust, et al., Investment Co. Act Release Nos. 33447 (Apr. 15, 2019) (notice), and 33473 (May 13, 2019) (order); Diamond Hill Funds and Diamond Hill Capital Management, Inc., Investment Co. Act Release Nos. 33616 (Sept. 4, 2019) (notice), and 33652 (Oct. 2, 2019) (order); Franklin Alternative Strategies Funds, et al., Investment Company Act Release Nos. 33095 (May 10, 2018) (notice), and 33117 (Jun. 5, 2018) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 32998 (Jan. 30, 2018) (notice), and 33036 (Feb. 27, 2018) (order); AQR Funds, et al., Investment Company Act Release Nos. 32821 (Sept. 18, 2017) (notice), and 32863 (Oct. 19, 2017) (order); TIAA-CREF Funds, et al., Investment Company Act Release Nos. 32779 (Aug. 15, 2017) (notice), and 32814 (Sept. 12, 2017) (order); AB Bond Fund Inc., et al., Investment Company Act Release Nos. 32540 (Mar. 22, 2017) (notice), and 32600 (Apr. 18, 2017) (order); Victory Portfolios, et al., Investment Company Act Release Nos. 32519 (Mar. 2, 2017) (notice), and 32577 (Mar. 28, 2017) (order); Neuberger

Berman Investment Advisers LLC, et al., Investment Company Act Release Nos. 32513 (Feb. 27, 2017) (notice), and 32578 (Mar. 28, 2017) (order); Virtus Alternative Solutions Trust, et al., Investment Company Act Release Nos. 32398 (Dec. 21. 2016) (notice), and 32425 (Jan. 18, 2017) (order); Legg Mason Global Asset Management Trust, et al., Investment Company Act Release Nos. 32300 (Oct. 3, 2016) (notice), and 32354A (Nov. 7, 2016) (order); and Blackrock Funds, et al., Investment Company Act Release Nos. 32209 (Aug. 8, 2016) (notice), and 32252 (Sept. 6, 2016) (order).

The relief sought with respect to Section 18(f)(1) is also substantially similar to that granted by the Commission in Income Fund of Boston, Inc., Investment Company Act Release No. 3043 (June 10, 1960) (order) and Investment Company Act Release No. 3037 (May 26, 1960) (notice) that permitted a registered open-end management investment company to borrow from foreign banks, which fell outside the definition of “bank” in Section 2(a)(5) of the Act prior to the amendment of that definition. See also Alliance Capital Management L.P. (pub. avail. Apr. 7, 1993) (staff would not recommend enforcement action if registered open-end management investment companies borrow from foreign banks); and Salomon Brothers Asset Management Inc., Investment Company Act Release No. 24222 (Dec. 28, 1999) (order) and Investment Company Act Release No. 24181 (Dec. 1, 1999) (notice) (exemptive order permitting a registered closed-end management investment company to enter into a loan facility, substantially similar to the Loan Facilities described in this Application, with a conduit and an affiliated liquidity provider). The Commission has also established precedent for issuing exemptive relief to a bank on behalf of itself and registered investment companies who participate in the bank’s securities lending program. See State Street Bank and Trust Company, et al., Investment Company Act Release No. 21672 (Jan. 16, 1996) (order) and Investment Company Act Release No. 21602 (Dec. 14, 1995) (notice).

IV.	AUTHORIZATION

In accordance with Rule 0-2(c)(1) under the Act, the Applicant states that all actions necessary to authorize the execution and filing of this application have been taken and complied with, and the persons signing and filing this document are authorized to do so on behalf of the Applicant. The verifications required by Rule 0-2(d) under the Act are attached as Exhibit A hereto. The corporate document authorizing the individual(s) signing this Application to file this Application and any amendment hereto are attached as Exhibit B hereto, and remain in effect.

V.	Communications

Pursuant to Rule 0-2(f) under the Act, the Applicant states that its address is indicated on the first page of this application. The Applicant further states that all written or oral communications concerning this application should be directed to the persons listed on the first page.

REQUEST FOR ORDER

For the foregoing reasons, the Applicant requests that the Commission enter an order pursuant to Sections 6(c) and 18(f)(1) of the Act granting the relief sought by this Application.

October 7, 2021

Respectively submitted,

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK NEW YORK BRANCH

By:	/s/ Marc-Andre Poirier
Name:	Marc-Andre Poirier
Title:	Senior Regional Officer for Americas

By:	/s/ Kashif Zafar
Name:	Kashif Zafar
Title:	Managing Director

INDEX OF EXHIBITS

Exhibit A	Verification Pursuant to Rule 0-2(d)

Exhibit B	Corporate Document Pursuant to Rule 0-2(c)

EXHIBIT A

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK NEW YORK BRANCH

VERIFICATION PURSUANT TO RULE 0-2(d)

Each of the undersigned states that he/she has duly executed the attached Application dated October 7, 2021 for and on behalf of Crédit Agricole Corporate and Investment Bank New York Branch, in his/her capacity as an officer of such entity, and that all necessary corporate action to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

By:	/s/ Marc-Andre Poirier
Name:	Marc-Andre Poirier
Title:	Senior Regional Officer for Americas

By:	/s/ Kashif Zafar
Name:	Kashif Zafar
Title:	Managing Director

Dated: October 7, 2021

EXHIBIT B

CORPORATE DOCUMENT

September 22, 2021

CERTIFICATE

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK

The undersigned hereby certifies that Marc-Andre Poirier, Senior Regional Officer, and Kashif Zafar, Managing Director, whose signatures appear below, are duly authorized on behalf of Crédit Agricole Corporate and Investment Bank New York Branch to execute and cause to be filed with the Commission the Application, and any and all amendments thereto, requesting an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for exemption from Section 18(f)(1) of the Act.

Name	Title	Signature

Marc-Andre Poirier	Senior Regional Officer	/s/ Marc-Andre Poirier

Kashif Zafar	Managing Director	/s/ Kashif Zafar

IN WITNESS WHEREOF, I have signed this certificate this 22nd day of September 2021.

/s/ Milan Patell
Milan Patell
Managing Director,
Corporate Governance

40